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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number 000-24173
                                                                      ---------

                              Genesis Direct, Inc.
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             (Exact Name of Registrant as specified in its charter)

           100 Plaza Drive, Secaucus, New Jersey 07094, (201) 867-2800
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  Common Stock par value $0.01 per share
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          (Title of each class of securities covered by this Form)

                                      None
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   (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the
appropriate provision(s) relied upon to terminate or suspend the duty to file reports:
        Rule 12g-4(a)(1)(i)     [ X ]      Rule 12h-3(b)(1)(ii)    [   ]
        Rule 12g-4(a)(1)(ii)    [   ]      Rule 12h-3(b)(2)(i)     [   ]
        Rule 12g-4(a)(2)(i)     [   ]      Rule 12h-3(b)(2)(ii)    [   ]
        Rule 12g-4(a)(2)(ii)    [   ]      Rule 15d-6              [   ]
        Rule 12h-3(b)(1)(i)     [ X ]

Approximate number of holders of record as of the certification or notice date:

On May 25, 2000, the United States Bankruptcy Court for the District of New Jersey confirmed the Joint Plan of Reorganization of Genesis Direct, Inc. and Affiliates under Chapter 11 of the Bankruptcy Code (the "Plan of Reorganization"). Under the Plan of Reorganization, all of the outstanding shares of Common Stock, par value $0.01 per share of Genesis Direct, Inc. were cancelled and ceased to be outstanding on June 5, 2000, the Effective Date of the Plan of Reorganization. The shares of Common Stock issued (and/or to be issued) pursuant to the Plan of Reorganization are expected to be held by 2 holders of record.

       Pursuant to the requirements of the Securities Exchange Act of 1934 Genesis Direct, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    June 6, 2000          BY:     /s/ Harry Usher
                                  --------------------------------------
                                   Name:  Harry Usher
                                   Title:    President

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.